KL Acquisition Corp

111 West 33rd Street, Suite 1910

New York, NY 10120

January 5, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	KL Acquisition Corp

Registration Statement on Form S-1

Filed December 17, 2020, as amended

File No. 333-251398

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KL Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on January 7, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Doug Logigian
Doug Logigian
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Ropes & Gray LLP